Exhibit 99.1

Medicure to present at Cantech Investment Conference

WINNIPEG, Jan. 21, 2016 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today announced that it will present at the 2016 Cantech Investment Conference on January 26th in Toronto.

Now entering its third year, The Cantech Investment Conference is where Canada's next great technology companies meet the investment community. The conference, brought to you by Cantech Letter and Cambridge House International, attracts public market investors, VCs, and angel investors for a one-day exhibit and presentation.

The conference will take place on January 26, 2016 from 8:00am to 6:00pm at the Metro Toronto Convention Centre.  Medicure's President and Chief Operating Officer, Mr. Dawson Reimer, will present on the TSX Stage at 1:45pm.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 11:43e 21-JAN-16